Exhibit D.9

Consent of Independent Auditors

We consent to the use of our report dated November 26, 2003, except Note 30, as to which the date is December 22, 2003, with respect to the consolidated financial statements of Canadian Imperial Bank of Commerce for the year ended October 31, 2003 included in the Annual Report (Form 40-F) for 2003 filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Ernst & Young LLP
Chartered Accountants
Toronto, Canada
December 22, 2003